UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                        NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K    [_] Form 20-F    [_] Form 20-F    [_] Form 10-Q
              [_] Form N-SAR   [_] Form N-CSR

       For Period Ended:_____________________________________________________

             [_] Transition Report on Form 10-K

             [_] Transition Report on Form 20-F

             [_] Transition Report on Form 11-K

             [_] Transition Report on Form 10-Q

             [_] Transition Report on Form N-SAR

             [_] Transition Report on Form CSR

       For the Transition Period Ended:______________________________________
--------------------------------------------------------------------------------
    Read instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Renaissance Capital Growth & Income Fund III, Inc. (the "Registrant" or the "Fund")
--------------------------------------------------------------------------------
Full Name of Registrant

not applicable
--------------------------------------------------------------------------------
Former Name if Applicable

8080 N. Central Expressway, Suite 210, LB-59
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, TX  75026
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)   The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
       |
       |  (b)   The subject annual report, semi-annual report, transition report
       |        on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-SAR, or
[X]    |        portion thereof, will be filed on or before the 15th calendar
       |        day following the prescribed due date; or the subject quarterly
       |        report or transition report on Form 10-Q, or portion thereof
       |        will be filed on or before the fifth calendar day following the
       |        prescribed due date; and
       |
       |  (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

There have been issues raised with respect to the interpretation of the rules regarding the calculation of certain fees paid by the Registrant to RENN Capital Group, Inc., its investment adviser (the "Investment Adviser"), by the Securities and Exchange Commission (the "SEC"). Resolution of this issue should not have a negative impact on the net asset value of the Fund. The Registrant and the Investment Adviser are working together with the SEC staff to resolve these issues. While we are awaiting final resolution of these issues in order to determine calculations that impact the Registrant's financial statements, there has been a delay in the completion of the Registrant's annual audit and the Registrant's preparation of its Annual Report on Form 10-K. The Registrant has not been able to compile the requisite financial data and other narrative information necessary to complete the Registrant's Annual Report on Form 10-K without unreasonable effort and expense.

While resolving the aforementioned issue, the Registrant has determined that it needs an additional period of time, not expected to exceed the fifteenth calendar day following the prescribed due date of March 30, 2004, to prepare and file its Form 10-K.

-------------------------------------------------------------------------------
                                 SEC FILE NUMBER

                                    001-11701
-------------------------------------------------------------------------------
                                  CUSIP NUMBER

                                    75966V105
-------------------------------------------------------------------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Barbara Butschek                                214-891-8200
     ---------------------------------------------------------------------------
             (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Renaissance Growth & Income Fund III, Inc.

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     Renaissance Capital Growth &
                                     Income Fund III, Inc.

Date: March 31, 2004           By:    /s/ Russell Cleveland
                                     -------------------------------------------
                                      Russell Cleveland, President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.